October 17, 2006

VIA EDGAR AND FACSIMILE (202.772.7204)

Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC  20549

Attn:                  Mr. H. Christopher Owings, Assistant Director
Mr. Matthew J. Benson, Attorney-Advisor
Ms. Peggy Kim, Senior Staff Attorney
Mr. Scott Ruggiero
Mr. William Thompson, Accounting Reviewer

Re:                             Heelys, Inc., Registration Statement on Form S-1
Filed September 1, 2006
File No. 333-137046

Dear Mr. Benson:

On behalf of Heelys, Inc. (the “Company”), I am writing to provide the Staff of the Securities and Exchange Commission with (1) information regarding the proposed price range relating to the offering referenced in the above-captioned Registration Statement and (2) supplemental information concerning the pricing of the Company’s June 23, 2006 grant of stock options described in the Registration Statement.

Initial Public Offering - Price Range

Based on recent discussions with the underwriters, the Company expects that the filing range of the Company’s initial public offering will be between $15.00 and $17.00 per share.  This price range gives effect to a proposed 25 for 1 stock split of the Company’s common stock.  All of the stock and per share numbers set forth in this letter give effect to the proposed 25 for 1 stock split.

Stock Option Grants and Determination of Fair Value and Exercise Price

As reflected in Footnote 14, “Stock Based Compensation (Unaudited),” to the Company’s consolidated financial statements contained in the Registration Statement, in June 2006 the Company adopted its 2006 Stock Incentive Plan and granted 711,800 incentive and 1,330,700 nonqualified stock options at an exercise price of $4.05 per share.

The fair value and exercise price of the June 2006 option grants was determined and approved by the Company’s board of directors (the “Board”) after careful consideration of a number of factors deemed relevant and appropriate and upon a determination of fair value of $4.05 per share by an independent third party appraiser hired by the Company’s Board.

Determination of Fair Value

The Board established a fair value for the Company based on a valuation performed by an independent third party appraiser.  The factors considered by the independent third party appraiser generally included the proximity in time of the option grants to the independent transactions in the Company’s common stock in April and May 2006 (described below), the aborted sale process in late March 2006 (described below), the Company’s financial condition and results of operations during the relevant period, the general market conditions in which the Company operates, the valuation of the Company’s public competitors, and other valuation techniques.

The independent third party appraiser utilized five methodologies to determine the fair value of the Company’s common stock as of June 23, 2006: (1) the recent transaction discussions in the aborted sale process, (2) the market transactions approach, (3) the guideline public company method, comparing the Company to 10 guideline public companies, (4) an IPO analysis, considering the preliminary post-money valuations discussed with the Company by the underwriters in the offering contemplated by the Registration Statement, and (5) the income approach.

The independent appraiser then applied a probability-based weighted average to the indicated values in each of the methodologies to reconcile the valuations, providing an aggregate equity value of the Company on a minority, marketable basis of $120 million, or $5.02 per share (prior to applying any marketability discount or giving effect to dilution relating to the option issuances).  The independent appraiser then applied a 15% marketability discount to reflect the lack of marketability of the Company’s common stock, therefore setting the value of the Company’s common stock at $4.27 per share, which was further decreased by the dilution resulting from the Company’s issuance of the options, which provided the fair value at $4.05 per share of Company common stock.

Aborted Sale Process

In October 2005, the Company began a process to find an acquiror for all or substantially all of the Company’s assets or equity securities.  The Company hired Houlihan Lokey Howard & Zukin, a national investment banking firm, to assist in the sale process.  In

March 2006, this process culminated in the Company’s receipt of an offer from a multinational shoe manufacturer to purchase all of the outstanding equity of the Company for $54 million, a valuation of approximately $2.13 per share, assuming conversion of the Company’s then-outstanding Series B preferred stock.  The Company proposed a counter offer of $70 million, a valuation of $2.76 per share that was rejected by the potential suitor resulting in the termination of the sales process.

April and May 2006 Transactions in Company Common Stock

There were three separate transactions in the Company’s common stock that closed in April and May of 2006.  Prior to these transactions, the most recent transactions relating to the Company’s common stock were in February 2001, approximately ten months after the Company’s formation.

After the sale process terminated, Mr. Richard E. Middlekauff, one of the Company’s directors, advised the Company that he would sell a portion of his shares at the price offered by the Company in the aborted sales process.  The Company accepted Mr. Middlekauff’s offer and on April 28, 2006, the Company purchased 724,325 shares of its common stock from Mr. Middlekauff at an aggregate price of $2,000,006, or $2.76 per share.  Mr. Middlekauff abstained from voting when the Board voted to approve the purchase.

In May 2006, Mr. Roger R. Adams, one of our directors and officers, advised the Company that he would also be willing to sell a portion of his shares of Company common stock at the same price offered by the Company in the aborted sale process.  The Company and Mr. Adams discussed the Company purchasing up to $3 million of Company common stock owned by Mr. Adams.  Mr. Hamner, then one of our directors and currently one of our directors and officers, desired to purchase shares of Company common stock and Mr. Adams agreed to sell Mr. Hamner up to $1 million of Company common stock owned by Mr. Adams.  Accordingly, on May 19, 2006, the Company purchased 724,300 shares of Company common stock from Mr. Adams for an aggregate value of $1,999,937, or $2.76 per share, and Mr. Hamner purchased 362,150 shares of the Company’s common stock from Mr. Adams at the same per share price of $2.76 and an aggregate purchase price of $999,968.58.  On the Board’s vote to approve such purchase and to waive the Company’s prior right of purchase, which was provided in an Investor Rights Agreement dated May 24, 2000, in connection with the sale from Mr. Adams to Mr. Hamner, Messrs. Adams and Hamner and Mr. Samuel B. Ligon, Capital Southwest Venture Corporation’s nominee on the Company’s Board, abstained.

As disclosed in the Registration Statement, since the June 2006 option grants, the Company has not granted any other options, other than the grant of options subject to consummation of the offering described in the Registration Statement and with an exercise price equal to the offering price.

Summary

The Board approved an exercise price equal to the fair value of the Company’s common stock at the time of the grant for all options granted.  Therefore, the Company does not believe that it has any compensation costs related to June 2006 grants other than as currently set forth in the financial statements made a part of the Registration Statement.

Please contact me at (214) 999-4245 or Alan J. Perkins at (214) 999-4683, should you require further information or wish to discuss this issue in greater detail.

Very truly yours,

/s/ Robert Sarfatis
Robert Sarfatis